                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             SMARTFLEX SYSTEMS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)
                                    83169K108
                                 (CUSIP Number)


                                WILLIAM L. HEALEY
                     PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                              CHAIRMAN OF THE BOARD
                              14312 FRANKLIN AVENUE
                            TUSTIN, CALIFORNIA 92781
                            TELEPHONE: (714) 838-8737
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   COPIES TO:
                               NICK E. YOCCA, ESQ.
                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE, 1600
                             NEWPORT BEACH, CA 92660
                            TELEPHONE: (949) 725-4000


                                 JULY 14, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

                                  SCHEDULE 13D

---------------------
CUSIP NO. 83169K108
---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William L. Healey      ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) /x/
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

        00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       250,379
   NUMBER OF       -------------------------------------------------------------
    SHARES         8   SHARED VOTING POWER
 BENEFICIALLY            --
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON             250,379
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                         --
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         250,379
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


                                                              Page 2 of 18 Pages

                                  SCHEDULE 13D

---------------------
CUSIP NO. 83169K108
---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William E. Bendush      ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) /x/
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

        00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       17,875
   NUMBER OF       -------------------------------------------------------------
    SHARES         8   SHARED VOTING POWER
 BENEFICIALLY            --
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON             17,875
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                         --
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,875
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


                                                              Page 3 of 18 Pages

                                  SCHEDULE 13D

---------------------
CUSIP NO. 83169K108
---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Alan V. King      ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) /x/
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

        00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       21,875
   NUMBER OF       -------------------------------------------------------------
    SHARES         8   SHARED VOTING POWER
 BENEFICIALLY            --
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON             21,875
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                         --
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,875
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------


                                                              Page 4 of 18 Pages

                                  SCHEDULE 13D

---------------------
CUSIP NO. 83169K108
---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William A. Klein      ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) /x/
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

        00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       15,875
   NUMBER OF       -------------------------------------------------------------
    SHARES         8   SHARED VOTING POWER
 BENEFICIALLY            --
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON             15,875
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                         --
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,875
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------


                                                              Page 5 of 18 Pages

                                  SCHEDULE 13D

---------------------
CUSIP NO. 83169K108
---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gary E. Liebl      ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) /x/
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

        00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       15,875
   NUMBER OF       -------------------------------------------------------------
    SHARES         8   SHARED VOTING POWER
 BENEFICIALLY            --
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON             15,875
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                         --
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,875
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------


                                                              Page 6 of 18 Pages

                                  SCHEDULE 13D

---------------------
CUSIP NO. 83169K108
---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Anthony R.W. Richardson     ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) /x/
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

        00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       26,375
   NUMBER OF       -------------------------------------------------------------
    SHARES         8   SHARED VOTING POWER
 BENEFICIALLY            --
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON             26,375
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                         --
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          26,375
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------


                                                              Page 7 of 18 Pages

                                  SCHEDULE 13D

---------------------
CUSIP NO. 83169K108
---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John W. Hohener      ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) /x/
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

        00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       57,113
   NUMBER OF       -------------------------------------------------------------
    SHARES         8   SHARED VOTING POWER
 BENEFICIALLY            --
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON             57,113
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                         --
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          57,113
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------


                                                              Page 8 of 18 Pages

                                  SCHEDULE 13D

---------------------
CUSIP NO. 83169K108
---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Richard D. Bell      ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) /x/
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

        00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       75,649
   NUMBER OF       -------------------------------------------------------------
    SHARES         8   SHARED VOTING POWER
 BENEFICIALLY            --
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON             75,649
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                         --
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          75,649
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------


                                                              Page 9 of 18 Pages

                                  SCHEDULE 13D

---------------------
CUSIP NO. 83169K108
---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James Cogan

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) /x/
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

        00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                                   0
   NUMBER OF       -------------------------------------------------------------
    SHARES         8   SHARED VOTING POWER
 BENEFICIALLY                      --
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON                         0
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                                   --
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


                                                             Page 10 of 18 Pages

                                  SCHEDULE 13D

---------------------
CUSIP NO. 83169K108
---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Christopher Rollison      ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) /x/
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

        00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                              50,292
   NUMBER OF       -------------------------------------------------------------
    SHARES         8   SHARED VOTING POWER
 BENEFICIALLY                   --
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON                    50,292
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                                --
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     50,292
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


                                                             Page 11 of 18 Pages

                                  SCHEDULE 13D

---------------------
CUSIP NO. 83169K108
---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Cheryl Moreno      ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) /x/
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

        00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                                   3,500
   NUMBER OF       -------------------------------------------------------------
    SHARES         8   SHARED VOTING POWER
 BENEFICIALLY                        --
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON                         3,500
     WITH          -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                                     --
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,500
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


                                                             Page 12 of 18 Pages

           INTRODUCTORY STATEMENT REGARDING TENDER OFFER OF SHARES OF
                SMARTFLEX SYSTEMS INC,. -- CUSIP NUMBER 83169K108
                                  SCHEDULE 13D


         On July 6, 1999, SSI Acquisition Corp., a Delaware corporation ("SSI") and Saturn Electronics and Engineering, Inc., a Michigan corporation (the "Parent") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Smartflex Systems, Inc., a Delaware Corporation (the "Company") under which SSI would tender for all of the issued and outstanding shares of common stock of the Company (the "Shares"). SSI and Parent entered into a Stock Tender and Voting Agreement with each of the directors and executive officers of the Company (all of whom are reporting persons filing this Schedule 13D) which provided generally that such director or officer would tender his or her shares within 10 days following commencement of the tender offer and would vote their shares in favor of the merger of SSI with and into the Company. The Company believes each of the directors and officers of the Company acted independently and anticipated that the effectiveness of their respective obligations under the Stock Tender and Voting Agreement should be conditioned upon commencement of a tender offer in accordance with the Merger Agreement. The Company also believes that the directors and officers did not comprise a "group" as defined in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934 (the "Exchange Act") because each of the directors and officers entered into a Stock Tender and Voting Agreement severally with SSI and Parent and did not enter into any agreement with the other directors and/or officers of the Company. Further, none of the Company's executive officers' or directors' obligations under their respective Stock Tender and Voting Agreements are conditioned upon, or are related to, the performance by any other of the Company's executive officers or directors of the obligations under their respective Stock Tender and Voting Agreements. If a group was formed within the definition of Rule 13d-5(b)(1) the Company believes that the group would have been formed only upon the commencement of the tender offer which occurred on July 14, 1999.

         Each of the directors and officers of the Company filing this Schedule 13D is doing so as a precautionary measure but does not concede that he or she is a member of a group or that this Statement is required under Regulation 13D of the Exchange Act. The Company believes that if this Statement is required, the commencement time of the 10-day period referenced in Rule 13d-1(a) would be concurrent with the tender offer on July 14, 1999.

         The filing of this Schedule 13D shall not be construed as an admission that the individuals signing herein are the beneficial owners of any securities covered by this Schedule 13D.


ITEM 1.   SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the common stock, par value $.0025 per share (the "Common Stock"), of Smartflex Systems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 14312 Franklin Avenue, Tustin, California 92781.


ITEM 2.   IDENTITY AND BACKGROUND

         This Statement is filed on behalf of the potential members of a group within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 listed below (the "Individuals"). The name, business address, present principal occupation or employment and the name, principal business and address of the corporation in which such employment is conducted are set forth below for each Individual.

                                                             Page 13 of 18 Pages

NAME                                     BUSINESS ADDRESS                       PRESENT PRINCIPAL OCCUPATION
William L. Healey                        Smartflex Systems, Inc.                President and Chief Executive
                                         14312 Franklin Avenue                  Officer and Chairman of the Board
                                         P.O. Box 2085
                                         Tustin, CA  92781-2085

William E. Bendush                       Applied Microcircuits                  Director
                                         Corporation
                                         6290 Sequence Drive
                                         San Diego, CA  92121-4358

Alan V. King                             Voltera Semiconductor                  Director
                                         Corporation
                                         42840 Christy Street
                                         Suite 202
                                         Fremont, CA  94538

William A. Klein                         Smartflex Systems, Inc.                Director
                                         14312 Franklin Avenue
                                         P.O. Box 2085
                                         Tustin, CA  92781-2085

Gary E. Liebl                            1082 Country Hills Drive               Director
                                         Santa Ana, CA  92705

Anthony R.W. Richardson                  Smartflex Systems, Inc.                Executive Vice President and Chief
                                         14312 Franklin Avenue                  Operating Officer
                                         P.O. Box 2085
                                         Tustin, CA  92781-2085

John W. Hohener                          Smartflex Systems, Inc.                Vice President, Chief Financial
                                         14312 Franklin Avenue                  Officer and Treasurer
                                         P.O. Box 2085
                                         Tustin, CA  92781-2085

Richard D. Bell                          Smartflex Systems, Inc.                Vice President of Worldwide Sales
                                         14312 Franklin Avenue
                                         P.O. Box 2085
                                         Tustin, CA  92781-2085

James Cogan                              Smartflex Systems, Inc.                Vice President and General Manager
                                         14312 Franklin Avenue                  of the EMS Business Unit
                                         P.O. Box 2085
                                         Tustin, CA  92781-2085

Christopher Rollison                     Smartflex Systems, Inc.                Vice President and General Manager
                                         14312 Franklin Avenue                  of the Advanced Interconnect
                                         P.O. Box 2085                          Business Unit
                                         Tustin, CA  92781-2085

                                                             Page 14 of 18 Pages

Cheryl Moreno                            Smartflex Systems, Inc.                Vice President of Human Resources
                                         14312 Franklin Avenue
                                         P.O. Box 2085
                                         Tustin, CA  92781-2085

          During the last five years, none of the Individuals has been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, none of the Individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which such person was or is subject to, federal or state securities laws or finding any violation with respect to such laws.

          Each of the Individuals is a citizen of the United States of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          No funds or other consideration changed hands as there was no purchase or sale of securities.


ITEM 4.   PURPOSE OF TRANSACTION

          The purpose of each Stock Tender and Voting Agreement was to have the Individual aid SSI Acquisition Corp., a Delaware corporation, ("SSI") in its purchase of all of the outstanding shares of the Company (the "Tender Offer"). Pursuant to the Stock Tender and Voting Agreements, each Individual has agreed to tender all shares of common stock of the Company beneficially owned by them (the "Shares") pursuant to the Tender Offer within 10 business days of commencement of the Tender Offer. Each Individual agreed to vote the Shares in favor of the merger of SSI with and into the Company and agreed to not take certain specified actions which would impede the proposed merger. Furthermore, each Individual delivered an irrevocable proxy to SSI's parent corporation, Saturn Electronic & Engineering, Inc. (the "Parent"), pursuant to which each Individual irrevocably appoints Wallace K. Tsuha, Jr., Jereen G. Trudell and Parent to exercise the proxy to vote the Shares in favor of the merger of SSI with and into the Company. Such proxies shall remain in effect until termination of the Agreement and Plan of Merger dated July 6, 1999, by and among the Company, SSI and the Parent (the "Merger Agreement") or the Effective Time (as defined in the Merger Agreement).


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          The information required by paragraphs (a) and (b) of this Item 5 is set forth in Items 7-13 of the cover page to this Statement for each Individual, which information is incorporated herein by reference.

          On June 24, 1999 and effective May 18, 1999, William L. Healey, the Company's President, Chief Executive Officer and Chairman of the Board of Directors, terminated and waived all of his rights under the Stock Option Agreement between the Company and Mr. Healey dated January 14, 1997. Such Stock Option Agreement provided for the grant of options to Mr. Healey to purchase 35,000 Shares at an exercise price of $16.50 per share.

          On May 19, 1999, the Company's non-employee directors, William E. Bendush, Alan V. King, William A. Klein and Gary E. Liebl, each received an automatic grant of non-qualified stock options to purchase 3,000 Shares at an exercise price of $3.50 per Share. Such options are automatically granted to non-employee directors of the Company each time such directors are reelected to the Board of Directors.

          Each of William L. Healey, Anthony R.W. Richardson, Christopher J. Rollison and James Cogan are participants in the Company's 1995 Employee Stock Purchase Plan. On May 1, 1999, Messrs. Healey, Richardson and Rollison each purchased 1,000 Shares at a price of $2.92 per Share, pursuant to the Company's 1995 Employee Stock Purchase Plan (Mr. Cogan had not yet become a participant in the 1995 Employee Stock Purchase Plan as of such date).

          Paragraphs (d) and (e) of this Item 5 are inapplicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          See summary of the Stock Tender and Voting Agreements in Item 4 above.


                                                             Page 15 of 18 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1 Agreement and Plan of Merger dated as of July 6, 1999 by and among Parent, Purchaser and the Company.
Exhibit 2 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and William L. Healey.
Exhibit 3 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and William E. Bendush.
Exhibit 4 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Alan V. King.
Exhibit 5 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and William A. Klein.
Exhibit 6 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Gary E. Liebl.
Exhibit 7 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Anthony R.W. Richardson.
Exhibit 8 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and John W. Hohener.
Exhibit 9 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Richard D. Bell.
Exhibit 10 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and James Cogan.
Exhibit 11 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Christopher Rollison.
Exhibit 12 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Cheryl Moreno.


                                                             Page 16 of 18 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:    July 26, 1999

                                     /s/ WILLIAM L. HEALEY
                                     ------------------------------------------
                                     William L. Healey


                                     /s/ WILLIAM E. BENDUSH
                                     ------------------------------------------
                                     William E. Bendush


                                     /s/ ALAN V. KING
                                     ------------------------------------------
                                     Alan V. King


                                     /s/ WILLIAM A. KLEIN
                                     ------------------------------------------
                                     William A. Klein


                                     /s/ GARY E. LIEBL
                                     ------------------------------------------
                                     Gary E. Liebl


                                     /s/ ANTHONY R.W. RICHARDSON
                                     ------------------------------------------
                                     Anthony R.W. Richardson


                                     /s/ JOHN W. HOHENER
                                     ------------------------------------------
                                     John W. Hohener


                                     /s/ RICHARD D. BELL
                                     ------------------------------------------
                                     Richard D. Bell


                                     /s/ JAMES COGAN
                                     ------------------------------------------
                                     James Cogan


                                     /s/ CHRISTOPHER ROLLISON
                                     ------------------------------------------
                                     Christopher Rollison


                                     /s/ CHERYL MORENO
                                     ------------------------------------------
                                     Cheryl Moreno


                                                             Page 17 of 18 Pages

                            INDEX TO EXHIBITS



Exhibit No.                         Description
-----------                         -----------

Exhibit 1 Agreement and Plan of Merger dated as of July 6, 1999 by and among Parent, Purchaser and the Company.
Exhibit 2 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and William L. Healey.
Exhibit 3 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and William E. Bendush.
Exhibit 4 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Alan V. King.
Exhibit 5 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and William A. Klein.
Exhibit 6 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Gary E. Liebl.
Exhibit 7 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Anthony R.W. Richardson.
Exhibit 8 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and John W. Hohener.
Exhibit 9 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Richard D. Bell.
Exhibit 10 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and James Cogan.
Exhibit 11 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Christopher Rollison.
Exhibit 12 Stock Tender and Voting Agreement dated as of July 6, 1999 by and among Parent, Purchaser and Cheryl Moreno.



                                                             Page 18 of 18 Pages